UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SemiLEDs Corporation

(Exact name of the registrant as specified in its charter)

Delaware	001-34992	20-2735523
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3F, No. 11 Ke Jung Rd., Chu-Nan Site, Hsinchu Science Park, Chu-Nan 350, Miao-Li County, Taiwan, R.O.C.		350
(Address of principal executive offices)		(Zip Code)

Christopher Lee

Chief Financial Officer

+886-37-586788

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report (see Exhibit 1.01 to this Form SD) are being posted to the publicly available Internet site on the Company’s website at www.semileds.com upon the filing of this Form SD.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 — Exhibits

Item 3.01 Exhibits

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SEMILEDS CORPORATION

By:	/s/ Christopher Lee	Dated:	May 30, 2024
Name:	Christopher Lee
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report of SemiLEDs Corporation in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934